UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL EnergiaS.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with Article 12 of CVM Instruction 358/02, hereby announces to its shareholders and to the market that, in connection with the public tender offer for the acquisition, by State Grid Brazil Participações S.A. (“State Grid”), of common shares issued by the Company (“Tender Offer”), the Tender Offer auction was successfully held today in the trading system of B3 S.A. - Brasil, Bolsa, Balcão ("Auction").

As a result of the Auction, State Grid acquired 408,447,534  common shares (CPFE3) issued by the Company, representing 88.45% of all the shares subject to the Tender Offer and 40.12% of the capital stock of the Company. The common shares were acquired at the price of R$27.69 (twenty-seven reais and sixty nine cents), totaling the amount of R$11,309,912,216.46 (eleven billion, three hundred and nine million, nine hundred and twelve thousand, two hundred and sixteen reais and forty-six cents).

After the settlement of the purchases carried out in the Auction, which will take place on December 05, 2017, State Grid, jointly with ESC Energia S.A., will hold 964,612,351 common shares issued by the Company, which is equivalent to approximately 94.76% of the total share capital of the Company.

CPFL Energia will inform its shareholders and the market in general of any developments regarding the matter reported hereof that are communicated to the Company.

Campinas, November 30, 2017.

Gustavo Estrella

Chief Financial and Investor Relation Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.